Exhibit 11

THE PROGRESSIVE CORPORATION

COMPUTATION OF EARNINGS PER SHARE

(millions - except per share amounts)

	2010		2009		2008
Years Ended December 31,	Amount	Per Share	Amount	Per Share	Amount	Per Share
Basic:
Net income (loss)	$1,068.3	$1.62	$1,057.5	$1.59	$(70.0)	$(.10)

Average shares outstanding	657.9		666.8		668.0

Diluted:
Net income (loss)[1]	$1,068.3	$1.61	$1,057.5	$1.57	$(70.0)	$(.10)

Average shares outstanding	657.9		666.8		668.0
Net effect of dilutive stock-based compensation	5.4		5.4		5.9

Total	663.3		672.2		673.9

[1]	For 2008, amount represents basic earnings per share since diluted earnings per share was antidilutive due to the net loss for the year.